FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . X . . .

27 June 2002

Abbey National Treasury Services plc

Ratings communication

Abbey National Treasury Services plc has today reconfirmed its current long and short term credit ratings, following a recent review by the main international rating agencies.

The ratings are summarised in a table below:

		Moody's	Standard & Poors	Fitch	Dominion Bond Rating Service
Company	Abbey National plc			[B† 2††]	
	Abbey National Treasury Services plc			[B† 2††]	
Long term debt and medium term notes	Abbey National plc	Aa2 Stable Outlook	AA- Stable Outlook	AA Stable Outlook	
	Abbey National Treasury Services plc	Aa2 Stable Outlook	AA- Stable Outlook	AA Stable Outlook	
Subordinated debt	Abbey National plc	Aa3	[A+]	AA-	
Commercial paper	Abbey National North America Corp	P-1	A-1+	F1+	
	Abbey National Treasury Services plc	P-1	A-1+	F1+	
Canadian commercial paper	Abbey National Treasury Services plc				R1 (High)
ANTS-sponsored asset-backed commercial paper	Moriarty Limited/ Moriarty LLC	P-1	A-1+	F1+	

† Individual †† Support

Enquiries:

Syd Hanna	Head of Business Development	Tel: +44 20 7612 3918
Ron Friend	Head of Legal and Documentation	Tel: +44 20 7612 3213

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date: 29th June, 2002

By ______________________
Ian Christie, Assistant Group Secretary